Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-114[redacted]mail: dentonia@telus.net

05012016

October 13, 2005

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated October 13, 2005

Enclosed is a copy of our News Release dated October 13, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Sc

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dw 10/25

C:\Dentonia\Form\Sec-news.doc

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

October 13, 2005

For Immediate Release
TSX Venture: DTA

APPOINTMENT OF DR. FELIX KAMINSKY

Dentonia Resources Ltd. ("Dentonia") advises that it has retained the services of Dr. Felix Kaminsky, Ph.D., P. Geo., British Columbia, as a consultant to advise Dentonia on its diamond interests at Lac de Gras, NWT, Canada.

The contract is for an indefinite period, at $1,200/month, and a consultant's option of 200,000 shares at $0.15 per share has been granted, which will vest in quarterly installment, every 6 months, the first installment - 50,000 shares - upon acceptance of the option by the TSX Venture Exchange.

Initially, Dr. Felix Kaminsky, in cooperation with Dr. Jennifer Pell of Peregrine Diamonds Ltd., will provide an overview report on the potential of the DO27 kimberlite. This kimberlite pipe is slated to be bulk tested in early 2006.

Dr. Felix Kaminsky is familiar with the DO27, having conducted a "nitrogen inclusion study" in 1999; this study indicated the presence of three distinct diamond populations within the DO27 (two within the main DO27). Some of these diamonds have certain similarities with diamonds from the Premier pipe, South Africa, and alluvial diamonds from the Coromandel area of Brazil, both known for large gem quality diamonds, suggesting such a possibility for the DO27. The concept of this study is that diamonds with similar nitrogen configurations were formed under similar conditions of temperature and pressure and should produce somewhat similar diamonds.

A nitrogen configuration within diamonds is unique to each kimberlite and has been dubbed "finger printing", and may be used in the evaluation of diamond crystals in a newly discovery pipe and for prospecting of undiscovered kimberlite.

Dr. Felix Kaminsky's report to Dentonia was partially reprinted in "The Canadian Mineralogist", Vol 39, page 1733 – 1745 (2001) under the title "Characteristics of Nitrogen and Other Impurities in Diamond, as recorded by Infrared Absorption Data". This article compared diamonds from various locations; of note is the above average nitrogen free crystals (5%) of the diamonds studied from the DO27.

Dr. Felix Kaminsky is a graduate of Moscow State University with a M.Sc. in geology (1959), of the Moscow Oil Institute with a M.Sc. in geophysics (1966), of the Institute of ore deposit, Moscow, with a Ph.D. in geology and mineralogy (1969), and of the Institute Mineral Resources Moscow with a D.Sc. in Petrology and Mineralogy (1982), and is a registered member of the Association of Professional Engineer and Geoscientists of the Province of British Columbia (1996), and a Fellow of the Geological Association of Canada (1997).

In addition he held various teaching positions, and was involved in the discovery of various kimberlite pipes and dykes in the eastern part of the Siberian Platform, Arkhangelsk region, the Far East region of Russia, in northern Africa, Guaniamo Area of Venezuela, and the Wawa Area of Ontario.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President